Exhibit 99.1

ElectraMeccanica’s Single-Seat SOLO EV to be Showcased in Petersen Auto Museum’s “Alternating Currents” EV Exhibit

VANCOUVER, British Columbia, Nov. 13, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has been invited to showcase its flagship, single-seat SOLO electric vehicle (EV) at the prestigious Petersen Automotive Museum in Los Angeles for their upcoming “Alternating Currents: The Fall and Rise of Electric Vehicles” exhibit, which will open to the public on Wednesday, November 20, 2019 and run through October 2020. The exhibit recognizes innovation in the electric vehicle (EV) automotive industry stretching back to its infancy in the mid-19th century.

“It’s a distinct honor to receive this invitation from one of the world’s preeminent automotive institutions,” stated Paul Rivera, Chief Executive Officer of ElectraMeccanica. “The history of the EV goes back to the dawn of the auto industry itself, but it wasn’t until recent advancements in battery technology that it’s become possible to create a safe, reliable, enjoyable and affordable EV. The SOLO single-seat EV will stand proudly alongside other EV innovators.”

“Alternating Currents: The Fall and Rise of Electric Vehicles” will explore the history and development of electric cars for use on the road, trail and track. The exhibition will celebrate why the market for them is now so strong that manufacturers who do not offer an EV are more the exception than the rule. With the limits of internal combustion engineering becoming ever more apparent, new interest in EVs is changing the face of the global automotive industry.

The SOLO EV is a single-seat electric vehicle produced by Vancouver-based ElectraMeccanica. The SOLO features a 100-mile range, cruises comfortably at highway speeds and can charge on a regular household (110 V) current, as well as public charge stations, in under 10 hours. The SOLO is an efficient, economical and fun alternative to the daily commute, last mile delivery or micro-shared mobility.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built, single-seat electric vehicle called the SOLO.  This vehicle will revolutionize commuting, delivery and shared mobility.  The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

About Petersen Automotive Museum
The Petersen Automotive Museum Foundation is a non-profit 501(c)(3) charity. The museum is located at 6060 Wilshire Blvd. (at Fairfax) in Los Angeles, 90036. Admission prices are $16 for general admission adults, $14 for seniors and $11 for children ages 4 to 17. Active military with ID, personal care attendants and children under age 4 are admitted free. Museum hours are 10 a.m. to 5 p.m. Monday through Friday and 10 a.m. to 6 p.m. Saturday and Sunday. For general information, call 323-930-CARS or visit www.Petersen.org.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  Many of these factors are beyond the Company’s ability to control or predict.  Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.  The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released November 13, 2019